SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Magic Software Enterprises Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.1 par value

(Title of Class of Securities)

559166 10 3

(CUSIP Number)

Asaf Berenstin

Formula Systems (1985) Ltd.

5 Haplada St.

Or-Yehuda 60218, Israel

972-3-5389487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.      o

* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 559166 10 3
1.	NAMES OF REPORTING PERSONS
Formula Systems (1985) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	o
	(b)	o
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED o PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 22,080,468
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 22,080,468
		10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,080,468
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) o
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 45.3% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This beneficial ownership percentage was calculated on the basis of 48,757,496 outstanding Ordinary Shares of the Issuer as of July 12, 2018, which outstanding share information was provided to the Reporting Person by the Issuer in response to the inquiry of the Reporting Person.

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Item 1.  Security and Issuer.

This Amendment No. 18 (this “Amendment No. 18”) to the Statement of Beneficial Ownership on Schedule 13D (the “Statement”), which Statement was last amended by Amendment No. 17 thereto, filed on March 14, 2016 (“Amendment No. 17”), is being filed by the Reporting Person (as defined in Item 2 below), in respect of its holdings of ordinary shares, par value NIS 0.1 per share (“Ordinary Shares”) of Magic Software Enterprises Ltd. (“Magic” or the “Issuer”).

The Issuer is an Israeli company, whose principal executive offices are located at 5 Haplada Street, Or Yehuda 60218, Israel.

This Amendment No. 18 is being filed by the Reporting Person to update the Statement to reflect changes to the beneficial ownership by the Reporting Person of Ordinary Shares relative to the amount set forth in Amendment No. 17. As a result of the Private Placement (as defined in paragraph (ii) below) entered into by the Issuer, the percentage beneficial ownership of the Ordinary Shares held by the Reporting Person has decreased by more than one percent (1%), in the aggregate. The transactions by the Reporting Person that have changed the number of Ordinary Shares beneficially owned by it relative to that reflected in Amendment No. 17 consist of the following:

(i)

The purchase by the Reporting Person of an aggregate of 95,000 Ordinary Shares in March 2016 in open market transactions, for an aggregate purchase price of $662,788, as a result of which the Reporting Person’s beneficial ownership percentage increased from 47.1% (as reported in Amendment No. 17) to 47.3%; and

(ii)

The purchase by the Reporting Person of 1,117,734 Ordinary Shares in an Israeli private placement consummated by the Issuer on July 12, 2018 (the “Private Placement”) (out of a total of 4,268,293 Ordinary Shares issued and sold by the Issuer in the Private Placement), for an aggregate purchase price of $9,165,419, which overall issuances by the Issuer to various investors in the Private Placement decreased the Reporting Person’s beneficial ownership percentage to 45.3%.

Item 2: Identity and Background

The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula” or the “Reporting Person”), which is organized under the laws of the State of Israel.

Formula’s principal office is located at 5 Haplada St., Or-Yehuda, 6021805, Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration

The source of funds for Formula’s purchases reported in this Amendment No. 18 (as described in Item 1 above) was Formula’s working capital.

Item 4: Purpose of Transaction

Formula has acquired the Ordinary Shares of the Issuer reported in this Amendment No. 18 for long-term investment purposes.

Formula may from time to time acquire additional Ordinary Shares in the open market or in privately negotiated transactions in order to support its control position in the Issuer or otherwise.

Formula does not have any current plans to dispose of securities of the Issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) Formula is the beneficial owner of and possesses sole voting and dispositive power with respect to 22,080,468 Ordinary Shares, which represent 45.3% of the total issued and outstanding Ordinary Shares of the Issuer.  This percentage of beneficial ownership was calculated on the basis of 48,757,496 outstanding Ordinary Shares of the Issuer as of July 12, 2018. Such outstanding number of shares is based on information that was provided to the Reporting Person by the Issuer in response to the inquiry of the Reporting Person.

(c) During the sixty days preceding the date of this Amendment No. 18, Formula has purchased only the 1,117,734 Ordinary Shares that it purchased in the Private Placement (as described in Item 1 above).

(d) None.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7: Material to Be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2018

FORMULA SYSTEMS (1985) LTD.

By: /s/ Asaf Berenstin
Name: Asaf Berenstin

Title: Chief Financial Officer

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